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SECUR[ITIES AND EXCHANGE COMMISS]ION

13030418

SEC Mail Processing Section
FEB 15 2013
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concept Capital Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Ave
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Schirripa 516-833-8507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Thomas Schirripa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concept Capital Trading, LLC, as of 12/31/, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE D'ANGELO
Notary Public, State of New York
No. 01DA6231356
Qualified in Nassau County
My Commission Expires November 22, 2014



Signature

FINOP

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

CONCEPT CAPITAL TRADING, LLC

(a wholly-owned subsidiary of Concept Capital Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Concept Capital Trading, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Concept Capital Trading, LLC (the "Company") (a wholly-owned subsidiary of Concept Capital Holdings, LLC) (the "Parent") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Concept Capital Trading, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
January 31, 2013

CONCEPT CAPITAL TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012		
ASSETS		
Cash	$	165,870
Other assets		1,655
Total assets	$	167,525
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Due to withdrawing member	$	10,000
Loan payable		10,000
Accounts payable and accrued expenses		23,000
Total liabilities		43,000
Member's equity		124,525
Total liabilities and member's equity	$	167,525

See Notes to Statement of Financial Condition

1. Nature of Operations

Concept Capital Trading, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of Concept Capital Holdings, LLC (the "Parent"). The Company became a member firm organization of the CBOE Stock Exchange (CBSX) in June 2012 and is approved to conduct business as an off floor market maker. The firm intends to engage in off floor market making on the CBSX, it has no customers and does not receive or hold customer funds or securities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying financial statement for United States federal, state and city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in this financial statement any interest or penalties related to income taxes.

Market Making

The Company conducts off floor market making using the CBSX order entry, trading, and clearing facilities. All market making activities are proprietary. For the period from June 1, 2012 to December 31, 2012, the Company has conducted no market making activities.

3. Related Party Transactions

The Company was formed in 2011 under an agreement between Concept Capital Holdings, LLC and PB Trade, LLC. During 2012, it was agreed upon whereas PB Trade, LLC would withdraw its ownership interest and Concept Capital Holdings, LLC would become the sole owner of Concept Capital Trading, LLC. The transaction was effective in December 2012. PB Trade, LLC withdrew its equity, of which $10,000 remaining capital is returned to PB Trade, LLC in January 2013. This amount is recorded as due to withdrawing member on the statement of financial condition as of December 31, 2012.

The Company has a loan from Concept Capital Holdings, LLC in the amount of $10,000 as of December 31, 2012. This interest rate on the loan is 3% annually due on December 15, 2012. The interest rate will increase to 5% if the loan is not paid back on the due date. The due date has been extended to June 2013 and the loan can be converted to equity at any time.

4. Net Capital Requirement

As a member firm of the CBSX, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $100,000 or 6 2/3% of its aggregate indebtedness as defined. At December 31, 2012, the Company had net capital of $122,870 which exceeded the requirement of $100,000 by $22,870.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

5. Risk

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

6. Subsequent Event

The Company has decided to temporarily withdraw its CBSX Membership. It is uncertain at this time when the withdrawal will be effective.